Exhibit 99.1

Select Income REIT
Index to Financial Statements

The following consolidated financial statements of Select Income REIT are included on the pages indicated:

Report of Independent Registered Public Accounting Firm	1
Consolidated Balance Sheets as of July 9, 2014 and December 31, 2013	2
Consolidated Statements of Income and Comprehensive Income for the periods from January 1, 2014 to July 9, 2014 and from July 2, 2013 to December 31, 2013	3
Consolidated Statements of Shareholders’ Equity for the periods from January 1, 2014 to July 9, 2014 and from July 2, 2013 to December 31, 2013	4
Consolidated Statements of Cash Flows for the periods from January 1, 2014 to July 9, 2014 and from July 2, 2013 to December 31, 2013	5
Notes to Consolidated Financial Statements	6
Schedule II—Valuation and Qualifying Accounts	17
Schedule III—Real Estate and Accumulated Depreciation	18

Report of Independent Registered Public Accounting Firm

To the Trustees and Shareholders of Select Income REIT

We have audited the accompanying consolidated balance sheets of Select Income REIT as of July 9, 2014 and December 31, 2013, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for the periods from January 1, 2014 to July 9, 2014 and from July 2, 2013 to December 31, 2013. Our audits also included the financial statement schedules listed in the Index to Financial Statements. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Select Income REIT at July 9, 2014 and December 31, 2013, and the consolidated results of its operations and its cash flows for the periods from January 1, 2014 to July 9, 2014 and from July 2, 2013 to December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
Boston, Massachusetts
February 5, 2015

SELECT INCOME REIT

CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except par value data)

	July 9,	December 31,
	2014	2013
ASSETS
Real estate properties:
Land	$754,759	$732,509
Buildings and improvements	1,098,770	913,948
	1,853,529	1,646,457
Accumulated depreciation	(80,845)	(67,223)
	1,772,684	1,579,234

Acquired real estate leases, net	125,163	129,426
Cash and cash equivalents	27,531	20,025
Restricted cash	42	42
Rents receivable, net of allowance for doubtful accounts of $1,100 and $936, respectively	60,474	55,335
Deferred leasing costs, net	6,088	5,599
Deferred financing costs, net	3,798	4,834
Other assets	7,770	7,364
Total assets	$2,003,550	$1,801,859

LIABILITIES AND SHAREHOLDERS’ EQUITY

Revolving credit facility	$74,000	$159,000
Term loan	350,000	350,000
Mortgage notes payable	19,069	27,147
Accounts payable and accrued expenses	18,390	20,655
Assumed real estate lease obligations, net	26,945	26,966
Rents collected in advance	14,116	8,637
Security deposits	10,217	8,359
Due to related persons	1,502	2,404
Total liabilities	514,239	603,168

Commitments and contingencies

Shareholders’ equity:
Common shares of beneficial interest, $0.01 par value: 75,000,000 shares authorized, 59,891,803 and 49,829,541 shares issued and outstanding, respectively	599	498
Additional paid in capital	1,440,047	1,160,894
Cumulative net income	202,528	144,343
Cumulative other comprehensive income (loss)	16	(25)
Cumulative common distributions	(153,879)	(107,019)
Total shareholders’ equity	1,489,311	1,198,691
Total liabilities and shareholders’ equity	$2,003,550	$1,801,859

See accompanying notes.

SELECT INCOME REIT

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(amounts in thousands, except per share data)

	January 1, 2014 to	July 2, 2013 to
	July 9, 2014	December 31, 2013

Revenues:
Rental income	$98,226	$82,847
Tenant reimbursements and other income	16,980	15,670
Total revenues	115,206	98,517

Expenses:
Real estate taxes	11,486	10,486
Other operating expenses	9,496	9,011
Depreciation and amortization	20,832	17,131
Acquisition related costs	374	1,313
General and administrative	7,731	6,747
Total expenses	49,919	44,688

Operating income	65,287	53,829

Interest expense (including amortization of debt premiums and deferred financing fees of $837 and $742, respectively)	(7,287)	(6,511)
Gain on early extinguishment of debt	243	—
Income before income tax (expense) benefit and equity in earnings of an investee	58,243	47,318
Income tax (expense) benefit	(90)	176
Equity in earnings of an investee	32	179
Net income	58,185	47,673

Other comprehensive income:
Equity in unrealized gain of an investee	41	31
Other comprehensive income	41	31
Comprehensive income	$58,226	$47,704

Weighted average common shares outstanding	52,394	49,758

Basic and diluted net income per common share	$1.11	$0.96

See accompanying notes.

SELECT INCOME REIT

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(dollars in thousands)

	Number of Shares	Common Shares	Additional Paid In Capital	Cumulative Net Income	Cumulative Other Comprehensive Income (Loss)	Cumulative Common Distributions	Total
Balance at July 1, 2013	39,292,592	$393	$877,108	$96,670	$(56)	$(62,189)	$911,926
Net income	—	—	—	47,673	—	—	47,673
Sale of common shares	10,500,000	105	283,494	—	—	—	283,599
Common share grants	37,200	—	292	—	—	—	292
Forfeited share grants	(251)	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	31	—	31
Distributions to common shareholders	—	—	—	—	—	(44,830)	(44,830)
Balance at December 31, 2013	49,829,541	498	1,160,894	144,343	(25)	(107,019)	1,198,691
Net income	—	—	—	58,185	—	—	58,185
Sale of common shares, net	10,000,000	100	277,272	—	—	—	277,372
Issuance of common shares	49,762	1	1,467				1,468
Common share grants	12,500	—	414	—	—	—	414
Other comprehensive income	—	—	—	—	41	—	41
Distributions to common shareholders	—	—	—	—	—	(46,860)	(46,860)
Balance at July 9, 2014	$59,891,803	$599	$1,440,047	$202,528	$16	$(153,879)	$1,489,311

See accompanying notes.

SELECT INCOME REIT
 CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	From January 1, 2014 to	From July 2, 2013 to
	July 9, 2014	December 31, 2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$58,185	$47,673
Adjustments to reconcile net income to cash provided by operating activities
Depreciation	13,634	11,204
Net amortization of debt premiums and deferred financing fees	837	742
Amortization of acquired real estate leases and assumed real estate lease obligations	6,660	6,012
Amortization of deferred leasing costs	487	456
Provision for losses on rents receivable	164	306
Straight line rental income	(8,595)	(7,335)
Gain on early extinguishment of debt	(243)	—
Other non-cash expenses	1,407	790
Equity in earnings of an investee	(32)	(179)
Change in assets and liabilities:
Rents receivable	3,291	(2,387)
Deferred leasing costs	(976)	(466)
Other assets	562	293
Due from related persons	—	141
Accounts payable and accrued expenses	(1,601)	337
Rents collected in advance	5,479	2,875
Security deposits	1,858	(1,276)
Due to related persons	(358)	41
Cash provided by operating activities	80,759	59,227

CASH FLOWS FROM INVESTING ACTIVITIES:
Real estate acquisitions	(208,816)	(211,012)
Real estate improvements	(1,487)	(3,135)
Investments in Affiliates Insurance Company	(825)	—
Cash used in investing activities	(211,128)	(214,147)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common shares, net	277,372	283,598
Proceeds from borrowings	228,000	244,000
Payments on borrowings	(320,637)	(320,109)
Distributions to common shareholders	(46,860)	(44,830)
Cash provided by financing activities	137,875	162,659

Increase in cash and cash equivalents	7,506	7,739
Cash and cash equivalents at beginning of period	20,025	12,286
Cash and cash equivalents at end of period	$27,531	$20,025

Supplemental disclosures:
Interest paid	$7,595	$5,883
Income taxes paid	$93	$(146)

Non-cash investing activities:
Additions to real estate included in accounts payable and accrued expenses	$—	$(1,095)

Non-cash financing activities:
Issuance of common shares	$—	$293
See accompanying notes.

SELECT INCOME REIT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

Note 1.  Organization

Select Income REIT and its subsidiaries, or SIR, we, us or our, was organized as a real estate investment trust, or REIT, under Maryland law on December 19, 2011 as a wholly owned subsidiary of Equity Commonwealth (formerly known as CommonWealth REIT), or EQC. On February 16, 2012, we acquired 100% ownership of our 30 initial properties (251 buildings, leasable lands and easements), or the Initial Properties, by means of a contribution from EQC to one of our subsidiaries. On March 12, 2012, we completed our initial public offering, or IPO, and we became a separate publicly owned company.

Note 2.  Basis of Presentation

Our consolidated financial statements include the Initial Properties which were owned by EQC until they were contributed to us by EQC on February 16, 2012. We were consolidated by EQC through July 1, 2013. As a result of our equity offering on July 2, 2013, EQC’s ownership interest in us decreased to 44.2% and EQC began accounting for its investment in us using the equity method of accounting. On July 9, 2014, EQC sold all of the shares it owned in us. These financial statements have been presented for the period EQC accounted for its ownership interest in us using the equity method of accounting, which was from July 2, 2013 to July 9, 2014.

The accompanying consolidated financial statements include our accounts and the accounts of our subsidiaries, all of which are 100% owned directly or indirectly by us. All intercompany transactions and balances with or among our consolidated subsidiaries have been eliminated. Prior to our IPO, EQC directly or indirectly wholly owned us, and we have presented applicable transactions at EQC's historical basis.

Note 3.  Summary of Significant Accounting Policies

Real Estate Properties. We recorded our Initial Properties at EQC’s historical cost basis and record our other properties at our cost and provide depreciation on real estate investments on a straight line basis over estimated useful lives generally ranging from 7 to 40 years. We and EQC estimated the purchase price allocations and the useful lives of our properties. In some circumstances, we and EQC engaged independent real estate appraisal firms to provide market information and evaluations which are relevant to our purchase price allocations and determinations of useful lives; however, we are ultimately responsible for the purchase price allocations and determinations of useful lives.

We and EQC allocated the purchase prices of our properties to land, building and improvements based on determinations of the fair values of these assets assuming the properties are vacant. We and EQC determined the fair value of each property using methods similar to those used by independent appraisers. For properties qualifying as acquired businesses under Accounting Standards Codification 805 Business Combinations, we and EQC allocated a portion of the purchase price of our properties to above market and below market leases based on the present value (using an interest rate which reflects the risks associated with acquired in place leases at the time each property was acquired by us or EQC) of the difference, if any, between (i) the contractual amounts to be paid pursuant to the acquired in place leases and (ii) our estimates of fair market lease rates for the corresponding leases, measured over a period equal to the terms of the respective leases. We and EQC allocated a portion of the purchase price to acquired in place leases and tenant relationships in an amount, if any, equal to the excess of (i) the purchase price paid for each property, after adjusting existing acquired in place leases to market rental rates, over (ii) the estimated fair value of the property, as if vacant. We and EQC allocated this aggregate value between acquired in place lease values and tenant relationships based on our evaluation of the specific characteristics of each tenant’s lease. However, we have not separated the value of tenant relationships from the value of acquired in place leases because such value and related amortization expense is immaterial to the accompanying consolidated financial statements. In making these allocations, we considered factors such as estimated carrying costs during the expected lease up periods, including real estate taxes, insurance and other operating income and expenses and costs, such as leasing commissions, legal and other related expenses, to execute similar leases in current market conditions at the time a property was acquired by us or EQC. If the value of tenant relationships becomes material in the future, we may separately allocate those amounts and amortize the allocated amount over the estimated life of the relationships.

We amortize capitalized above market lease values (included in acquired real estate leases in our consolidated balance sheets) and below market lease values (presented as assumed real estate lease obligations in our consolidated balance sheets) as a reduction or increase, respectively, to rental income over the terms of the associated leases. Such amortization resulted in a net change to rental income of $83 and ($514) during the periods from January 1, 2014 to July 9, 2014 and July 2, 2013 to December 31, 2013, respectively. We amortize the value of acquired in place leases (included in acquired real estate leases in our consolidated balance sheets), exclusive of the value of above market and below market acquired in place leases, or Lease Origination Value, over the terms of the associated leases. Such amortization, which is included in depreciation and amortization expense, totaled $6,742 and $5,498 during the periods from January 1, 2014 to July 9, 2014 and July 2, 2013 to December 31, 2013, respectively. If a lease is terminated prior to its stated expiration, we write off the unamortized amounts relating to that lease.

At July 9, 2014 and December 31, 2013, our acquired real estate leases and assumed real estate lease obligations were as follows:

	As of	As of
	July 9, 2014	December 31, 2013
Acquired real estate leases
Capitalized above market lease values	$44,852	$44,851
Less: accumulated amortization	(16,046)	(14,556)
Capitalized above market lease values, net	28,806	30,295

Lease Origination Value	121,381	117,491
Less: accumulated amortization	(25,024)	(18,360)
Lease Origination Value, net	96,357	99,131

Acquired real estate leases, net	$125,163	$129,426

Assumed real estate lease obligations
Capitalized below market lease values	$39,328	$37,776
Less: accumulated amortization	(12,383)	(10,810)
Assumed real estate lease obligations, net	$26,945	$26,966

Future amortization of net intangible acquired lease assets and liabilities to be recognized over the current terms of the associated leases as of July 9, 2014 are estimated to be $6,168 for the remainder of 2014, $12,908 in 2015, $12,502 in 2016, $12,086 in 2017, $11,538 in 2018 and $43,016 thereafter.

We recognize impairment losses on real estate investments when indicators of impairment are present and the estimated undiscounted cash flow from our real estate investments is less than the carrying amount of such real estate investments. Impairment indicators may include declining tenant occupancy, lack of progress releasing vacant space, tenant bankruptcies, low long term prospects for improvement in property performance, weak or declining tenant profitability, cash flow or liquidity, our decision to dispose of an asset before the end of its estimated useful life and legislative, market or industry changes that could permanently reduce the value of a property. We review our properties for impairment quarterly, or whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. If indicators of impairment are present, we evaluate the carrying value of the related property by comparing it to the expected future undiscounted cash flows expected to be generated from that property. If the sum of these expected future undiscounted cash flows is less than the carrying value, we reduce the net carrying value of the property to its estimated fair value. The determination of undiscounted cash flow includes consideration of many factors including income to be earned from the investment, holding costs (exclusive of interest), estimated selling prices, and prevailing economic and market conditions. Based on these procedures performed, no impairments exist on any of our properties as of July 9, 2014 and December 31, 2013.

Certain of our real estate assets contain hazardous substances, including asbestos. We believe the asbestos at our properties is contained in accordance with current environmental regulations and we have no current plans to remove it. If these properties were demolished today, certain environmental regulations specify the manner in which the asbestos must be removed and we could incur substantial costs complying with such regulations. Due to the uncertainty of the timing and amount of costs we may incur, we cannot reasonably estimate the fair value and we have not recognized a liability in our financial statements for these costs. Certain of our industrial lands in Hawaii may require environmental remediation, especially if the use of those lands is changed; however, we do not have any present plans to change the use of those land parcels or to undertake this environmental remediation. In general, we do not have any insurance designated to limit any losses that we may incur as a result of known or unknown environmental conditions which are not caused by an insured event, such as, for example, fire or flood, although some of our tenants may maintain such insurance. However, as of July 9, 2014 and December 31, 2013, accrued environmental remediation costs totaling $8,150 were included in accounts payable and accrued expenses in our consolidated balance sheets. These accrued environmental remediation costs relate to maintenance of our properties for current uses, and because of the indeterminable timing of the remediation, these amounts have not been discounted to present value. We do not believe that there are environmental conditions at any of our properties that will have a material adverse effect on us. However, no assurances can be given that such conditions are not present in our properties or that other costs we incur to remediate contamination will not have a material adverse effect on our business or financial condition. Charges for environmental remediation costs are included in other operating expenses in our consolidated statements of income and comprehensive income.

Cash and Cash Equivalents. We consider highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Restricted Cash. Restricted cash consists of amounts escrowed for future real estate taxes, insurance, leasing costs, capital expenditures and debt service, as required by certain of our mortgage debts.

Deferred Leasing Costs. Deferred leasing costs include capitalized brokerage, legal and other fees associated with the successful negotiation of leases that are amortized to depreciation and amortization expense on a straight line basis over the terms of the respective leases. Deferred leasing costs totaled $8,773 and $7,858 at July 9, 2014 and December 31, 2013, respectively, and accumulated amortization of deferred leasing costs totaled $2,685 and $2,259 at July 9, 2014 and December 31, 2013, respectively. Future amortization of deferred leasing costs to be recognized during the current terms of the existing leases as of July 9, 2014, are estimated to be $462 for the remainder of 2014, $893 in 2015, $744 in 2016, $680 in 2017, $572 in 2018 and $2,737 thereafter.

Deferred Financing Fees. Deferred financing fees include capitalized issuance or assumption costs related to borrowings that are amortized to interest expense over the terms of the respective loans. Deferred financing fees totaled $7,692 and $7,761 at July 9, 2014 and December 31, 2013, respectively, and accumulated amortization of deferred financing fees totaled $3,894 and $2,927 at July 9, 2014 and December 31, 2013, respectively. Future amortization of deferred financing fees to be recognized with respect to our loans as of July 9, 2014, are estimated to be $900 for the remainder of 2014, $1,893 in 2015, $749 in 2016, $256 in 2017 and $0 thereafter.

Other Assets. Other assets consist primarily of deposits on potential acquisitions, our investment in Affiliates Insurance Company, or AIC, (see Note 9 for further information regarding this investment) and prepaid real estate taxes and other prepaid expenses. We account for our investment in AIC using the equity method of accounting. Significant influence is present through common representation on the boards of trustees or directors of us and AIC. Our Managing Trustees are also owners of Reit Management & Research LLC, or RMR, which is the manager of us and AIC, and each of our Trustees is a director of AIC. See Note 9 for a further discussion of our investment in AIC.

Revenue Recognition. Rental income from operating leases is recognized on a straight line basis over the lives of lease agreements. We defer the recognition of contingent rental income, such as percentage rents, until the specific targets that trigger the contingent rental income are achieved. Contingent rental income recognized for the periods from January 1, 2014 to July 9, 2014 and July 2, 2013 to December 31, 2013, totaled $1,270 and $0, respectively. Tenant reimbursements and other income include property level operating expenses and capital expenditures reimbursed by our tenants as well as other incidental revenues. Certain tenants are obligated to pay directly their obligations under their leases for insurance, real estate taxes and certain other expenses and these costs, which have been assumed by the tenants under the terms of their respective leases, are not reflected in our consolidated financial statements. To the extent any tenant responsible for these costs under its respective lease defaults on its payment obligations under the lease or it is deemed probable that the tenant will fail to pay for such costs, we would record a liability for such obligation.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of certain tenants to make payments required under their leases. The computation of the allowance is based on the tenants' payment histories and current credit profiles, as well as other considerations.

Income Taxes. We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and, accordingly, we generally will not be subject to federal income taxes provided we distribute our taxable income and meet certain other requirements to qualify as a REIT. We are, however, subject to certain state and local taxes.

Cumulative Other Comprehensive Income. Cumulative other comprehensive income consists of the unrealized gains and losses related to our investment in AIC (see Note 9 for further information regarding this investment).

Use of Estimates. Preparation of these financial statements in conformity with GAAP requires us to make estimates and assumptions that may affect the amounts reported in these consolidated financial statements and related notes. The actual results could differ from these estimates.

Net Income Per Common Share. We compute net income per common share using the weighted average number of common shares outstanding.

New Accounting Pronouncements. In April 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This update amends the criteria for reporting discontinued operations to, among other things, raise the threshold for disposals to qualify as discontinued operations. This update is effective for interim and annual reporting periods, beginning after December 15, 2014, with early adoption permitted. We currently expect that, when adopted, this update will reduce the number of any future property dispositions we make to be presented as discontinued operations in our consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which provides guidance for revenue recognition. This update is effective for interim and annual reporting periods beginning after December 15, 2016. We are currently in the process of evaluating the impact, if any, the adoption of this ASU will have on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements - Going Concern: Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The update requires an entity to evaluate whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the financial statements are available to be issued when applicable) and to provide related footnote disclosures in certain circumstances. The update is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter with early adoption permitted. The implementation of this update is not expected to cause any significant changes to our consolidated financial statements.

Note 4.  Real Estate Properties

During the period from January 1, 2014 to July 9, 2014, we acquired two properties (two buildings) with a combined 986,937 rentable square feet for an aggregate purchase price of $207,860, excluding closing costs. We allocated the purchase prices of these acquisitions based on the estimated fair values of the acquired assets and assumed liabilities. Details of these completed acquisitions are as follows:

		Properties	Square	Purchase		Building and	Acquired Real Estate	Assumed Real Estate Lease
Date	Location	\Buildings	Feet	Price (1)	Land	Improvements	Leases	Obligations
April 2014	Naperville, IL (2)	1 / 1	819,513	$187,500	$13,757	$173,743	$—	$—
April 2014	Mahwah, NJ (3)	1 / 1	167,424	20,360	8,492	9,451	3,968	(1,551)
		2 / 2	986,937	$207,860	$22,249	$183,194	$3,968	$(1,551)

(1)                 The allocation of purchase price is based on preliminary estimates and may change upon the completion of (i) third party appraisals and (ii) our analysis of acquired in place leases and building valuations. Purchase price excludes acquisition costs.

(2)                 Property was acquired and simultaneously leased back to an affiliate of the seller in a sale/leaseback transaction. We accounted for this transaction as an acquisition of assets. We recognized acquisition costs of $956 which we capitalized as part of the transaction.

(3)     This acquisition was accounted for as a business combination.

In December 2014, we acquired a single tenant, net leased industrial property located in Memphis, TN with approximately 646,000 rentable square feet. The purchase price of this property was $14,370, excluding closing costs.

We committed $1,226 for expenditures and concessions related to approximately 445,000 square feet of leases executed during the period from January 1, 2014 to July 9, 2014. Committed but unspent tenant related obligations based on existing leases as of July 9, 2014, were $2,895.

The future minimum lease payments scheduled to be received by us during the current terms of our leases as of July 9, 2014 are as follows:

Minimum
Year	Lease Payment
2014 (July 10, 2014 to December 31, 2014)	$84,386
2015	179,240
2016	174,714
2017	173,739
2018	170,929
Thereafter	1,370,322
$2,153,330

Acquisition of Cole Corporate Income Trust, Inc.

On January 29, 2015, we completed our acquisition of Cole Corporate Income Trust, Inc., a Maryland corporation, or CCIT, pursuant to the Agreement and Plan of Merger, dated as of August 30, 2014, as amended, or the Merger Agreement, by and among us, SC Merger Sub LLC, a Maryland limited liability company and our wholly owned subsidiary, or SIR Merger Sub, and CCIT. At the effective time on January 29, 2015, or the Effective Time, CCIT merged with and into SIR Merger Sub, and the separate corporate existence of CCIT ceased, with SIR Merger Sub surviving as our wholly owned subsidiary, or the Merger.
In accordance with the terms of the Merger Agreement, CCIT stockholders had the right to elect, subject to proration and certain adjustments, prior to the election deadline, for each share of common stock, par value $.01 par value per share, of CCIT, or the CCIT Common Stock, they owned, either (i) $10.50, or the Cash Consideration, or (ii) 0.360 of one of our common shares, or the Share Consideration, and, together with the Cash Consideration, the Merger Consideration. The Cash Consideration and the Share Consideration are being allocated in accordance with the Merger Agreement so that the aggregate number of shares of CCIT Common Stock converted into the right to receive the Cash Consideration does not exceed 60% of the shares of CCIT Common Stock issued and outstanding immediately prior to the Effective Time. No fractional SIR Common Shares were issued in the Merger, and cash is being paid in lieu thereof. We issued approximately 28,400,000 SIR Common Shares in connection with the Merger.
The effects of the Merger include the related acquisition of CCIT’s full property portfolio which includes 64 office and industrial net lease properties, or the 64 CCIT Properties, as well as the healthcare properties (described below) for estimated total consideration of approximately $3,000,000, including the assumption of approximately $297,700 of mortgage debt principal (of which approximately $30,000 was assumed by Senior Housing Properties, or SNH, in the Healthcare Properties Sale (as defined below)) and excluding acquisition related costs.
We financed the Cash Consideration and the fees, expenses and costs incurred in connection with the Merger and the related transactions and repayment of CCIT’s revolving credit facility and term loan, using a combination of our available cash on hand, borrowings under our existing revolving credit facility, borrowings under a new credit facility for a $1,000,000 364-day senior unsecured bridge loan (as further described below) and approximately $509,000 in cash proceeds from the Healthcare Properties Sale (as defined below). In connection with the completion of the Merger, we entered into a bridge loan agreement with a group of institutional lenders, or the Loan Agreement, pursuant to which we obtained a 364-day $1,000,000 bridge loan, which had a maturity date of January 28, 2016, bore interest at LIBOR plus 140 basis points (subject to adjustment based on changes to SIR’s credit ratings), and was prepayable in whole or part at any time. The Loan Agreement contained a number of covenants that restricted our ability to incur debt in excess of calculated amounts, restricted our ability to make distributions under certain circumstances and generally required SIR to maintain certain financial ratios. The Loan Agreement provided for acceleration of payment of all amounts due thereunder upon the occurrence and continuation of certain events of default, such as a change of control of SIR, which includes RMR ceasing to act as our business manager and property manager. On February 3, 2015, we repaid the $1,000,000 senior unsecured bridge loan and reduced amounts outstanding on our revolving credit facility with proceeds from an underwritten public offering of $1,450,000 of senior unsecured notes, including: $350,000 aggregate principal amount of 2.85% unsecured senior notes due 2018; $400,000 aggregate principal amount of 3.60% unsecured senior notes due 2020; $300,000 aggregate principal amount of 4.15% unsecured senior notes due 2022; and $400,000 aggregate principal amount of 4.50% unsecured senior notes due 2025.
Concurrently with the completion of the Merger and pursuant to the Purchase and Sale Agreement and Joint Escrow Instructions, dated as of August 30, 2014, by and between SIR Merger Sub and SNH, or the Healthcare Properties Purchase and Sale Agreement, SIR Merger Sub sold to SNH the entities acquired in the Merger which own 23 healthcare properties for approximately $509,000 in cash, plus the assumption of approximately $30,000 of mortgage debt principal. Such sale is referred to herein as the “Healthcare Properties Sale.”
Note 5.  Tenant Concentration and Segment Information

We operate in one business segment: ownership of properties that include buildings and leased industrial lands that are primarily net leased to single tenants, with no one tenant accounting for more than 10% of our total revenues. A “net leased property” or a property being “net leased” means that the building or land lease requires the tenant to pay rent and pay, or reimburse us, for all, or substantially all, property level operating expenses and capital expenditures, such as real estate taxes, insurance, utilities, maintenance and repairs, other than, in certain circumstances, roof and structural element related expenditures; in some instances, tenants instead reimburse us for all expenses in excess of certain amounts included in the stated rent. We define a single tenant leased building or land parcel as a building or land parcel with at least 90% of its rentable square footage leased to one tenant. Our buildings and lands are primarily leased to single tenants; however, we do own some multi tenant buildings on the island of Oahu, HI.

Note 6.  Indebtedness

At July 9, 2014 and December 31, 2013 our outstanding indebtedness consisted of the following:

	July 9,	December 31,
	2014	2013
Revolving credit facility, due in 2016	$74,000	$159,000
Term loan, due in 2017	350,000	350,000
Mortgage note payable, 5.950% interest rate, including unamortized premium of $975 and $1,131, respectively, due in 2017 (1)	19,069	19,361
Mortgage note payable, 5.689% interest rate, including unamortized premium of $0 and $286, respectively, due in 2016 (1) (2)	—	7,786
	$443,069	$536,147

(1)            We assumed these mortgages in connection with our acquisition of certain properties. The stated interest rate for these mortgage debts are the contractually stated rates; we recorded the assumed mortgages at estimated fair value on the date of acquisition and we are amortizing the fair value premiums to interest expense over the respective terms of the mortgages to reduce interest expense to the estimated market interest rates as of the date of acquisition.
(2)            This mortgage note was repaid, at par, in January 2014.

We have a $750,000 unsecured revolving credit facility that is available for general business purposes, including acquisitions. The maturity date of our revolving credit facility is March 11, 2016 and, subject to the payment of an extension fee and meeting certain other conditions, our revolving credit facility includes an option for us to extend the stated maturity date by one year to March 11, 2017. In addition, our revolving credit facility includes a feature under which maximum borrowings may be increased to $1,000,000 in certain circumstances. In February 2013, we partially exercised our option to increase the available borrowing amount under our revolving credit facility from $500,000 to $750,000. Borrowings under our revolving credit facility bear interest at LIBOR plus a premium. We also pay a facility fee on the total amount of lending commitments under our revolving credit facility. Both the interest rate premium and the facility fee are subject to adjustment based upon changes to our leverage or credit ratings. As of July 9, 2014, the interest rate premium on our revolving credit facility was 130 basis points and our facility fee was 30 basis points. The interest rate payable on borrowings under our revolving credit facility as of July 9, 2014 and the weighted average interest rate for borrowings under the revolving credit facility for the period from January 1, 2014 to July 9, 2014 were both 1.45%. As of December 31, 2013, the interest rate payable on borrowings under our revolving credit facility was 1.47% and the weighted average interest rate for borrowings under the revolving credit facility was 1.48% for the period from July 2, 2013 to December 31, 2013. We can borrow, repay and reborrow funds available under our revolving credit facility until maturity, and no principal repayment is due until maturity. As of July 9, 2014, we had $74,000 outstanding under our revolving credit facility.

We also have a $350,000 unsecured term loan that matures on July 11, 2017 and is prepayable without penalty at any time. In addition, our term loan includes a feature under which maximum borrowings may be increased to up to $700,000 in certain circumstances. Our term loan bears interest at a rate of LIBOR plus a premium, which was155 basis points as of July 9, 2014. The interest rate premium is subject to adjustment based upon changes to our leverage or credit ratings. The interest rate payable for the amount outstanding under our term loan as of July 9, 2014 and the weighted average interest rate for the amount outstanding under our term loan for the period from January 1, 2014 to July 9, 2014 were both 1.70%. As of December 31, 2013, the interest rate payable for the amount outstanding under our term loan was 1.72% and the weighted average interest rate for the amount outstanding under our term loan was 1.73% for the period from July 2, 2013 to December 31, 2013.

Our revolving credit facility agreement and our term loan agreement provide for acceleration of payment of all amounts due thereunder upon the occurrence and continuation of certain events of default, including a change of control of us, which includes RMR ceasing to act as our business manager and property manager. Our revolving credit facility agreement and our term loan agreement also contain a number of financial and other covenants, including covenants that restrict our ability to incur indebtedness or to make distributions under certain circumstances and require us to maintain financial ratios and a minimum net worth. We believe we were in compliance with the terms of our revolving credit facility and term loan covenants at July 9, 2014.

On January 9, 2015, we entered into a credit agreement with a group of lenders, or the credit agreement, pursuant to which we replaced our revolving credit facility and our term loan with new facilities providing $1,100,000 in aggregate borrowing availability. The credit agreement replaces our prior revolving credit facility maturing on March 11, 2016 with a new $750,000 unsecured revolving credit facility that has a maturity date of March 29, 2019, interest paid on borrowings of LIBOR plus 105 basis points and a facility fee of 20 basis points. Both the interest rate premium and the facility fee for the new revolving credit facility are subject to adjustment based on changes to our credit ratings. Upon the payment of an extension fee and meeting certain other conditions, we have the option to extend the maturity date of the new revolving credit facility to March 29, 2020. The credit agreement also replaces our prior term loan maturing on July 11, 2017 with a new $350,000 unsecured term loan that has a maturity date of March 31, 2020 and interest paid on the amount outstanding of LIBOR plus 115 basis points. The interest rate premium for the new term loan is subject to adjustment based on changes to our credit ratings. The credit agreement includes a feature under which the maximum borrowing availability under the credit agreement may be increased to up to $2,200,000 on a combined basis under certain circumstances.

The credit agreement contains a number of covenants that restrict our ability to incur debt in excess of calculated amounts, restrict our ability to make distributions under certain circumstances and generally require us to maintain certain financial ratios. The credit agreement provides for acceleration of payment of all amounts due thereunder upon the occurrence and continuation of certain events of default, such as a change of control of us, which includes RMR ceasing to act as our business manager and property manager.

In connection with our acquisition of CCIT, on February 3, 2015, we repaid our $1,000,000 senior unsecured bridge loan and reduced amounts outstanding on our revolving credit facility with proceeds from an underwritten public offering of
$1,450,000 of senior unsecured notes, including: $350,000 aggregate principal amount of 2.85% unsecured senior notes due
2018; $400,000 aggregate principal amount of 3.60% unsecured senior notes due 2020; $300,000 aggregate principal amount of 4.15% unsecured senior notes due 2022; and $400,000 aggregate principal amount of 4.50% unsecured senior notes due
2025.

At July 9, 2014, one of our properties (two buildings) with an aggregate net book value of $20,519 is secured by a mortgage note we assumed in connection with our acquisition of the property. The aggregate principal amount outstanding under the mortgage note as of July 9, 2014, was $18,094. This mortgage note is non-recourse, subject to certain limited exceptions, and does not contain any material financial covenants.

The required principal payments due during the next five years and thereafter under all our outstanding debt as of July 9, 2014 are as follows:

	Principal
Year	Payment
2014 (July 10, 2014 to December 31, 2014)	$94
2015	245
2016	74,257
2017	367,498
	$442,094	(1)

(1)             Total debt outstanding as of July 9, 2014, including unamortized premiums of $975, was $443,069.

In January 2014, we repaid, at par, a $7,500 mortgage note which was secured by a building located in Chelmsford, MA. This mortgage was scheduled to mature in 2016.

Note 7.  Fair Value of Financial Instruments

Our financial instruments at July 9, 2014 included cash and cash equivalents, rents receivable, an equity investment, a mortgage note payable, our revolving credit facility, our term loan, amounts due to related persons and accounts payable. At July 9, 2014, the fair value of our financial instruments approximated their carrying values in our consolidated financial statements due to their short term nature or variable interest rates, except as follows:

	Carrying Amount	Estimated Fair Value
Mortgage note payable	$19,069	$19,628

We estimate the fair values of our mortgage note payable by using discounted cash flow analyses and currently prevailing market rates for similar mortgage notes as of July 9, 2014. These inputs are categorized as level 3 inputs as defined in the fair value hierarchy under the accounting standards for Fair Value Measurements and Disclosures. Because our inputs are unobservable, our estimated fair value may differ materially from the actual fair value.

Note 8.  Shareholders’ Equity

In August 2014, we amended our declaration of trust, increasing the number of our authorized shares of beneficial interest from 75,000,000 to 125,000,000. All of our authorized shares are currently classified as common shares, $.01 par value per share, or our common shares.

Sale of Shares:

During the second quarter of 2014, we sold 10,000,000 of our common shares in a public offering, including 1,000,000 of our common shares sold when the underwriters partially exercised their option to purchase additional shares, at a price of $29.00 per share raising net proceeds of approximately $277,372, after deducting estimated offering expenses and the underwriting discount. We used the net proceeds from this offering to partially repay amounts outstanding under our revolving credit facility and for general business purposes.

Issuance of Shares:

We issued 49,762 common shares to RMR during the period from January 1, 2014 to July 9, 2014, as part of the business management fee payable by us under our business management agreement. See Note 9 for further information regarding this agreement.

Share Awards:

We have common shares available for issuance under the terms of our equity compensation plan adopted in 2012, or the 2012 Plan. We awarded each of our Trustees 2,500 common shares with an aggregate market value of approximately $385

(approximately $77 per Trustee) as part of their annual compensation, based on the closing price of our common shares on the New York Stock Exchange, or the NYSE, on the date of grant. The common shares awarded to the Trustees vest immediately and the associated expenses are included in general and administrative expenses.

At July 9, 2014, 2,907,959 common shares remain available for issuance under the 2012 Plan.

Distributions:

In February 2014, we paid a distribution of $0.46 per common share, or approximately $22,922, to shareholders of record on January 13, 2014.

In May 2014, we paid a distribution of $0.48 per common share, or approximately $23,938, to shareholders of record on April 14, 2014.

In August 2014, we paid a distribution of $0.48 per common share, or approximately $28,748, to shareholders of record on July 25, 2014.

In November 2014, we paid a distribution of $0.48 per common share, or approximately $28,777, to shareholders of record on October 24, 2014.

On January 12, 2015, we declared a regular quarterly distribution of $0.48 per common share, or approximately
$28,800, to shareholders of record on January 23, 2015. We expect to pay this distribution on February 24, 2015. On January
16, 2015, we declared a prorated common share distribution, conditioned upon the completion of the merger with CCIT. The prorated distribution is intended to align the two companies’ distributions for the first quarter of 2015. The prorated distribution of $0.1493 is based upon our current quarterly common share distribution of $0.48 per quarter and will be payable on February 27, 2015, to our shareholders of record as of the close of business on January 28, 2015, the last business day immediately prior to the effective date of the merger.

Note 9.  Related Person Transactions

RMR: We have no employees. Personnel and various services we require to operate our business are provided to us by RMR. We have two agreements with RMR to provide management and administrative services to us: (i) a business management agreement, which relates to our business generally, and (ii) a property management agreement, which relates to our property level operations.

One of our Managing Trustees, Mr. Barry Portnoy, is Chairman, majority owner and an employee of RMR. Our other Managing Trustee, Mr. Adam Portnoy, is the son of Mr. Barry Portnoy, and an owner, President, Chief Executive Officer and a director of RMR. Each of our executive officers is also an officer of RMR. Our Independent Trustees also serve as independent directors or independent trustees of other public companies to which RMR provides management services. Mr. Barry Portnoy serves as a managing director or managing trustee of a majority of the companies that RMR or its affiliates provide management services to and Mr. Adam Portnoy serves as a managing trustee of a majority of those companies. In addition, officers of RMR serve as officers of those companies.

On May 9, 2014, we and RMR entered into amendments to our business management agreement and property management agreement. As amended, RMR may terminate the agreements upon 120 days’ written notice. Prior to the amendments, RMR could terminate the agreements upon 60 days’ written notice and could also terminate the property management agreement upon five business days’ notice if we underwent a change of control. The amendments also provide for certain termination payments by us to RMR in the event that we terminate the agreements other than for cause, including certain proportional adjustments to the termination fees if we merge with another REIT to which RMR is providing management services or if we spin-off a subsidiary of ours to which we contributed properties and to which RMR is providing management services both at the time of the spin-off and on the date of the expiration or termination of the agreement. Finally, as amended, RMR agrees to provide certain transition services to us for 120 days following an applicable termination by us or notice of termination by RMR.

Pursuant to our business management agreement with RMR, we recognized business management fees of $5,406 for the period from January 1, 2014 to July 9, 2014, including approximately $427 of estimated 2014 incentive fees payable in our common shares in 2015 based on our common share total return. We recognized business management fees of $5,077 for the period from July 2, 2013 to December 31, 2013. Business management fees are included in general and administrative expenses in our consolidated financial statements. In accordance with the terms of our business management agreement, as amended in December 2013, we issued 16,897 of our common shares to RMR during the period from January 1, 2014 to July 9, 2014 as payment for 10% of the base business management fee we recognized for such period. In March 2014, we also issued 32,865 of our common shares to RMR for the incentive fee for 2013 pursuant to the business management agreement.

In connection with our property management agreement with RMR, the aggregate property management and construction supervision fees we recognized were $3,219 and $2,880 for the periods from January 1, 2014 to July 9, 2014 and July 2, 2013 to December 31, 2013, respectively. These amounts are included in operating expenses or have been capitalized, as appropriate, in our consolidated financial statements.

EQC and GOV: We were formerly a 100% owned subsidiary of EQC. As of July 8, 2014, EQC was our largest shareholder and owned 22,000,000 of our common shares, or approximately 36.7% of our outstanding common shares. On July 9, 2014, EQC sold its entire investment in us. One of our Managing Trustees, Mr. Barry Portnoy, was a managing trustee of EQC until March 25, 2014. Our other Managing Trustee, Mr. Adam Portnoy, was the President of EQC until May 23, 2014 and was a managing trustee of EQC until March 25, 2014. In addition, Mr. John Popeo, our Treasurer and Chief Financial Officer, also served as the treasurer and chief financial officer of EQC until May 23, 2014, and one of our Independent Trustees, Mr. William Lamkin, was an independent trustee of EQC until March 25, 2014. RMR provides management services to both us and EQC.

In 2012, we completed our IPO. To facilitate our IPO, we and EQC entered into a transaction agreement that governs our separation from and relationship with EQC. The transaction agreement provides that, among other things, (i) the current assets and liabilities of the Initial Properties as of the time of closing of the IPO, were settled between us and EQC so that EQC retained all pre-closing current assets and liabilities and we assumed all post-closing current assets and liabilities and (ii) we will indemnify EQC with respect to any liability relating to any property transferred by EQC to us, including any liability which relates to periods prior to our formation, other than the pre-closing current assets and current liabilities that EQC retained with respect to the Initial Properties.

In March 2013, we entered into a registration agreement with EQC, pursuant to which we agreed to register for resale by EQC up to 22,000,000 of our common shares owned by EQC, or an Offering, and we filed a registration statement on Form S-3 to permit the resale by EQC of some or all of our common shares owned by EQC. Under the registration agreement, EQC agreed to pay all expenses incurred by us relating to the registration and any sale of the shares in an Offering. On March 31, 2014, we notified EQC that, effective that same day, we had elected to terminate the registration agreement with EQC as a result of the removal, without cause, of all of the trustees of EQC which constituted a change of control of EQC as provided in that agreement.

On July 9, 2014, EQC sold 21,500,000 of our common shares that it owned to Government Properties Income Trust, or GOV, and sold 500,000 of our common shares that it owned to RMR. We were not a contracting party to this transaction. We understand that, following these sales, EQC no longer owned any of our common shares. RMR provides management services to GOV; our Managing Trustees serve as managing trustees of GOV; our Independent Trustee, Jeffrey Somers, serves as an independent trustee of GOV; our President and Chief Operating Officer serves as an officer of GOV; and GOV’s other executive officer is an officer of RMR. In connection with this transaction, and in light of the fact that GOV would own greater than 10% of our common shares, our Independent Trustees voted to exempt GOV from the provisions of the Maryland General Corporation Law applicable to business combinations with interested shareholders.

AIC: We, RMR, GOV and four other companies to which RMR provides management services each currently own approximately 14.3% of AIC, an Indiana insurance company. All of our Trustees and most of the trustees and directors of the other AIC shareholders currently serve on the board of directors of AIC. RMR provides management and administrative services to AIC pursuant to a management and administrative services agreement with AIC.

In June 2014, we and the other shareholders of AIC renewed our participation in an insurance program arranged by AIC. In connection with that renewal, we purchased a one-year property insurance policy providing $500,000 of coverage, with respect to which AIC is a reinsurer of certain coverage amounts. We paid AIC a premium, including taxes and fees, of approximately $434 in connection with that policy, which amount may be adjusted from time to time as we acquire or dispose of properties that are included in the policy. As of July 9, 2014, we had invested $6,160 in our AIC investment since we became an equity owner of AIC in 2012. Although we own less than 20% of AIC, we use the equity method to account for this investment because we believe that we have significant influence over AIC as all of our Trustees are also directors of AIC. Our investment in AIC had a carrying value of $6,812 and $5,913 as of July 9, 2014 and December 31, 2013, respectively, which amounts are included in other assets on our consolidated balance sheets. We recognized income of $32 and $179 for the period from January 1, 2014 to July 9, 2014 and July 2, 2013 to December 31, 2013, respectively, related to our investment in AIC.

On March 25, 2014, as a result of the removal, without cause, of all of the trustees of EQC, EQC underwent a change in control, as defined in the shareholders agreement among us, EQC, the other shareholders of AIC and AIC. As a result of that change in control and in accordance with the terms of the shareholders agreement, on May 9, 2014, we and those other shareholders purchased pro rata the AIC shares EQC owned. Pursuant to that purchase, we purchased 2,857 AIC shares from EQC for $825. Following these purchases, we and the other remaining six shareholders each owned approximately 14.3% of AIC.

Note 10.  Selected Quarterly Financial Data (Unaudited)

The following is a summary of our unaudited quarterly results of operations for the first and second quarter of 2014 and the third and fourth quarter of 2013:

	2014
	First	Second	July 1, 2014
	Quarter	Quarter	to July 9, 2014
Total revenues	$53,028	$56,557	$5,621
Net income	$25,058	$30,208	$2,919
Net income per common share	$0.50	$0.56	$0.06
Common distributions declared	$0.46	$0.48	$—

	2013
	Third	Fourth
	Quarter	Quarter
Total revenues	$48,584	$49,933
Net income	$23,594	$24,079
Net income per common share	$0.47	$0.48
Common distributions declared	$0.44	$0.46

SELECT INCOME REIT

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
July 9, 2014
(dollars in thousands)

	Balance at Beginning	Charged to Costs and		Balance at End
Description	of Period	Expenses	Deductions	of Period
Period from July 2, 2013 to December 31, 2013:
Allowance for doubtful accounts	$690	$306	$(60)	$936
Period from January 1, 2014 to July 9, 2014:
Allowance for doubtful accounts	$936	$164	$—	$1,100

SELECT INCOME REIT

SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
July 9, 2014
(dollars in thousands)

						Initial Cost to Company			Gross Amount Carried at Close of Period (4)
Property		Location	State	Property Type	Encumbrances (1)	Land	Buildings and Equipment	Costs Capitalized Subsequent to Acquisition	Land	Buildings and Equipment	Total(2)	Accumulated Depreciation (3)	Date Acquired	Original Construction Date
1	Inverness Center	Birmingham	AL	Mainland Properties	$—	$4,209	$32,096	$325	$4,209	$32,421	$36,630	$2,914	12/9/2010	1984;1985
2	Cinram Distribution Center	Huntsville	AL	Mainland Properties	—	5,628	67,373	—	5,628	67,373	73,001	3,129	8/31/2012	1979
3	Regents Center	Tempe	AZ	Mainland Properties	—	1,125	10,122	2,030	1,125	12,152	13,277	4,964	6/30/1999	1988
4	Campbell Place	Carlsbad	CA	Mainland Properties	19,069	3,381	17,918	15	3,381	17,933	21,314	795	9/21/2012	2007
5	Folsom Corporate Center	Folsom	CA	Mainland Properties	—	3,450	25,504	—	3,450	25,504	28,954	2,247	12/17/2010	2008
6	Bayside Technology Park	Fremont	CA	Mainland Properties	—	5,200	4,860	521	5,200	5,381	10,581	655	3/19/2009	1990
7	North First Street	San Jose	CA	Mainland Properties	—	6,160	7,961	—	6,160	7,961	14,121	104	12/23/2013	1984
8	Rio Robles Drive	San Jose	CA	Mainland Properties	—	16,608	28,316	—	16,608	28,316	44,924	372	12/23/2013	1984
9	350 West Java Drive	Sunnyvale	CA	Mainland Properties	—	11,552	12,461	—	11,552	12,461	24,013	527	11/15/2012	1984
10	333 Inverness Drive South	Englewood	CO	Mainland Properties	—	3,230	11,801	415	3,230	12,216	15,446	627	6/15/2012	1998
11	2 Tower Drive	Wallingford	CT	Mainland Properties	—	1,471	2,165	8	1,471	2,173	3,644	426	10/24/2006	1978
12	1 Targeting Center	Windsor	CT	Mainland Properties	—	1,850	7,226	—	1,850	7,226	9,076	351	7/20/2012	1980
13	235 Great Pond Road	Windsor	CT	Mainland Properties	—	2,400	9,469	—	2,400	9,469	11,869	459	7/20/2012	2004
14	2100 NW 82nd Ave	Miami	FL	Mainland Properties	—	144	1,297	401	144	1,698	1,842	566	3/19/1998	1987
15	King Street Ground Lease	Honolulu	HI	Hawaii Properties	—	1,342	—	—	1,342	—	1,342	—	12/5/2003	—
16	Mapunapuna Ground Leases	Honolulu	HI	Hawaii Properties	—	333,883	9,404	1,158	334,534	9,911	344,445	2,556	12/5/2003;11/21/2012	—
17	Safeway Shopping Center	Honolulu	HI	Hawaii Properties	—	11,437	—	167	11,437	167	11,604	55	12/5/2003	—
18	Salt Lake Shopping Center	Honolulu	HI	Hawaii Properties	—	9,660	—	—	9,660	—	9,660	—	12/5/2003	—
19	Sand Island Ground Leases	Honolulu	HI	Hawaii Properties	—	94,033	—	236	94,033	236	94,269	16	12/5/2003	—
20	Sand Island Buildings	Honolulu	HI	Hawaii Properties	—	13,845	11,307	11,272	13,845	22,579	36,424	4,795	12/5/2003;11/23/2004	1953;1959; 1966;1970; 1972;2004
21	Waiwai Ground Leases	Honolulu	HI	Hawaii Properties	—	2,112	455	—	2,112	455	2,567	121	12/5/2003	—
22	Campbell Buildings	Kapolei	HI	Hawaii Properties	—	4,074	7,736	12,052	4,074	19,788	23,862	3,558	6/15/2005	1964;1980; 1981;1990; 1991
23	Campbell Easements	Kapolei	HI	Hawaii Properties	—	10,496	—	—	10,496	—	10,496	—	6/15/2005	—
24	Campbell Ground Leases	Kapolei	HI	Hawaii Properties	—	101,905	—	1,020	101,905	1,020	102,925	139	6/15/2005	—
25	Waipahu Ground Lease	Waipahu	HI	Hawaii Properties	—	717	—	—	717	—	717	—	12/5/2003	—
26	951 Trails Road	Eldridge	IA	Mainland Properties	—	470	7,480	376	470	7,856	8,326	1,413	4/2/2007	1994

						Initial Cost to Company		Costs Capitalized Subsequent to Acquisition	Gross Amount Carried at Close of Period (4)					Original Construction Date
							Buildings and Equipment			Buildings and Equipment		Accumulated Depreciation (3)	Date Acquired
Property		Location	State	Property Type	Encumbrances (1)	Land			Land		Total(2)
27	2300 N 33rd Ave	Newton	IA	Mainland Properties	—	500	13,236	163	500	13,399	13,899	1,982	9/29/2008	2008
28	1415 West Diehl Road	Naperville	IL	Mainland Properties	—	13,757	174,629	23	13,757	174,652	188,409	1,196	4/1/2014	2001
29	440 North Fairway Drive	Vernon Hills	IL	Mainland Properties	—	4,095	9,882	—	4,095	9,882	13,977	191	10/15/2013	1992
30	Capitol Tower	Topeka	KS	Mainland Properties	—	1,300	15,918	150	1,300	16,068	17,368	774	7/30/2012	1983
31	The Atrium at Circleport II	Erlanger	KY	Mainland Properties	—	2,020	9,545	1,039	2,020	10,584	12,604	2,725	6/30/2003	0
32	300 and 330 Billerica Road	Chelmsford	MA	Mainland Properties	—	3,419	14,049	313	3,419	14,362	17,781	934	1/18/2011; 9/27/2012	1984
33	111 Powdermill Road	Maynard	MA	Mainland Properties	—	3,603	26,180	100	3,603	26,280	29,883	4,800	3/30/2007	1990
34	7001 Columbia Gateway Drive	Columbia	MD	Mainland Properties	—	3,700	24,592	—	3,700	24,592	28,292	937	12/21/2012	2008
35	3550 Green Court	Ann Arbor	MI	Mainland Properties	—	2,877	9,081	1,060	2,877	10,141	13,018	369	12/21/2012	1998
36	725 Darlington Avenue	Mahwah	NJ	Mainland Properties	—	8,492	9,451	—	8,492	9,451	17,943	65	4/9/2014	1999
37	8687 Carling Road	Liverpool	NY	Mainland Properties	—	375	3,265	1,924	375	5,189	5,564	1,037	1/6/2006	1997
38	1212 Pittsford - Victor Road	Pittsford	NY	Mainland Properties	—	528	3,755	465	528	4,220	4,748	1,292	11/30/2004	1965
39	500 Canal View Boulevard	Rochester	NY	Mainland Properties	—	1,462	12,482	1,201	1,462	13,683	15,145	3,382	1/6/2006	1996
40	32150 Just Imagine Drive	Avon	OH	Mainland Properties	—	2,200	23,280	—	2,200	23,280	25,480	2,973	5/29/2009	1996
41	501 Ridge Avenue	Hanover	PA	Mainland Properties	—	4,800	22,200	30	4,800	22,230	27,030	3,231	9/24/2008	1948
42	16001 North Dallas Parkway	Addison	TX	Mainland Properties	—	10,107	95,124	218	10,107	95,342	105,449	3,426	1/16/2013	1987
43	Research Park	Austin	TX	Mainland Properties	—	1,441	13,007	661	1,441	13,668	15,109	5,126	6/16/1999	1999
44	4421 W. John Carp. Freeway	Irving	TX	Mainland Properties	—	542	4,879	553	542	5,432	5,974	2,228	3/19/1998	1995
45	3600 Wiseman Boulevard	San Antonio	TX	Mainland Properties	—	3,197	12,175	51	3,197	12,226	15,423	388	3/19/2013	2004
46	1800 Novell Place	Provo	UT	Mainland Properties	—	6,700	78,940	—	6,700	78,940	85,640	4,159	6/1/2012	2000
47	4885-4931 North 300 West	Provo	UT	Mainland Properties	—	3,400	25,938	—	3,400	25,938	29,338	880	2/28/2013	2009
48	501 South 5th Street	Richmond	VA	Mainland Properties	—	13,849	109,823	—	13,849	109,823	123,672	2,812	7/2/2013	2009
49	Orbital Sciences Campus	Sterling	VA	Mainland Properties	—	9,875	62,238	—	9,875	62,238	72,113	2,501	11/29/2012	2000;2001
50	181 Battaile Drive	Winchester	VA	Mainland Properties	—	1,487	12,854	—	1,487	12,854	14,341	2,648	4/20/2006	1987
Totals					$19,069	$754,108	$1,061,474	$37,947	$754,759	$1,098,770	$1,853,529	$80,845

(1)             Includes the unamortized balance of the fair value adjustments.

(2)             Excludes value of real estate intangibles.

(3)             Depreciation on buildings and improvements is provided for periods ranging up to 40 years and on equipment up to 12 years.

(4)             The total aggregate cost for U.S. federal income tax purposes is approximately $1,881,716.

SELECT INCOME REIT

SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
July 9, 2014
(dollars in thousands)

Analysis of the carrying amount of real estate properties and accumulated depreciation:

	Real Estate Properties	Accumulated Depreciation
Balance at July 1, 2013	$1,446,781	$(56,023)
Additions	199,680	(11,204)
Disposals	(4)	4
Balance at December 31, 2013	1,646,457	(67,223)
Additions	207,084	(13,634)
Disposals	(12)	12
Balance at July 9, 2014	$1,853,529	$(80,845)